Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 10, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)
Registration No.’s 2-89971; 811-3990
EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 28, 2012, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 45 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Post-Effective Amendment No. 46 to Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The offering documents for the Registrant’s currently effective series (each, a “Portfolio” and together, the “Portfolios”) are divided into two separate sets. Accordingly, the Registration Statement contains two Part A’s (one relating to 27 of the Registrant’s 28 Portfolios and one relating to the Registrant’s Commodities Return Strategy Portfolio) and two Part B’s, which are similarly divided.

On March 19, 2012, the Registrant received oral comments on Post-Effective Amendment No. 45/46 from Ms. Allison White of the SEC staff (“Staff”). The purpose of this correspondence is to respond to comments received from the Staff. This letter will be resubmitted in final form in connection with the filing of the Registrant’s Post-Effective Amendment No. 46 pursuant to paragraph (a) or (b) of Rule 485 under the Securities Act, as applicable.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below, and the Registrant’s response follows. Please note that while comments are divided into sections by topic for ease of reference, numbering continues sequentially throughout this letter. Also included with this correspondence is revised disclosure showing changes made to applicable portions of the Registration Statement in response to certain comments as discussed herein.

A.	General Comments

1)

Please confirm that the Registrant is aware of its obligation to submit the data in the Risk/Return Summary section of Part A of its Registration Statement using eXtensible Business Reporting Language (“XBRL”) as an exhibit to such Registration Statement within 15 business days of the effective date of the Post-Effective Amendment to the Registration Statement, as prescribed by General Instruction C(3)(g) of Form N-1A.

Response: The Registrant confirms that it is aware of its obligation to submit the data in the Risk/Return Summary section of Part A of its Registration Statement using XBRL as an exhibit to such Registration Statement within 15 business days of the effective date of the Post-Effective Amendment to the Registration Statement.

2)

With respect to each Portfolio, please review the disclosure contained in the “PRINCIPAL INVESTMENT STRATEGIES” and “PRINCIPAL RISKS” sections of the Summary Prospectus/Portfolio Summary to ensure that the disclosure relating to the use of derivative instruments by the Portfolio is not overly generic or standardized and that it describes the actual derivative instruments that the Portfolio intends to use to achieve its investment objective as well as the associated risks.

Response: The Registrant has reviewed the disclosure related to each Portfolio’s intended use of derivative instruments contained in the “PRINCIPAL INVESTMENT STRATEGIES” and “PRINCIPAL RISKS” sections of the Summary Prospectus/Portfolio Summary, and believes that such disclosure is not overly generic or standardized and is appropriately tailored to describe the specific types of derivative instruments to be used, the manner of their use, and the associated risks. Accordingly, the Registrant has not made changes in response to this Staff comment #2. The Registrant notes that certain changes were made in response to the Staff’s comment #8, discussed in Section B, below.

3)

The Staff notes that if any matters to be voted on at the Registrant’s April 17, 2012 special meeting of shareholders (“Shareholder Meeting”) are not approved, the Registrant will be required to make conforming changes to the Registrant’s Registration Statement under SEC Rule 485(a), and request accelerated effectiveness under Rule 485(a)(3).

Response: The Registrant is aware that if any matters to be voted on at the Shareholder Meeting are not approved, the Registrant will be required to make conforming changes to the Registrant’s Registration Statement under SEC Rule 485(a), and make a request for accelerated effectiveness under Rule 485(a)(3).

B.	Comments Relating Summary Prospectus/Portfolio Summary (Items 2-8 of Form N-1A) of 27-Portfolio Prospectus

The following comments and responses relate generally to the Summary Prospectus/Portfolio Summary for each Portfolio provided in response to Items 2 through 8 of Form N-1A.

4)	For all Portfolios that invest in ETFs, please confirm that all expenses associated with investing in ETFs are included in the line item for Acquired Fund Fees and Expenses in each Portfolio’s Fees and Expenses Table or were considered when it was determined that such a line item was not necessary, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Registrant notes that, at the time it filed Post-Effective Amendment No. 45 to the Registrant’s Registration Statement, it did not yet have available final financial information for the Fees and Expenses Tables. The Fees and Expenses Tables have been updated in connection with this Post-Effective Amendment No. 46 to include final financial information, and the Registrant confirms that in connection herewith, all expenses associated with investing in ETFs have been included in the line item for Acquired Fund Fees and Expenses in each Portfolio’s Fees and Expenses Table or were considered when it was determined that such a line item was not necessary, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

5)

The Staff notes that Form N-1A does not permit the Registrant to include a footnote to a Portfolio’s Fees and Expenses Table which discusses expense limitation or fee waiver agreements unless the applicable agreement will actually reduce the Portfolio’s operating expenses for at least one year. Accordingly, please delete any footnotes relating to expense limitation or fee waiver agreements which do not meet these requirements.

Response: The Registrant notes that, at the time it filed Post-Effective Amendment No. 45 to the Registrant’s Registration Statement, it did not yet have available final financial information for the Fees and Expenses Tables. The Fees and Expenses Tables have been updated in connection with this Post-Effective Amendment No. 46 to include final financial information, and in connection herewith, the Registrant has included footnotes to the Fees and Expenses Tables relating to expense limitation or fee waiver agreements only with respect to those Portfolios for which the applicable expense limitation and/or fee waiver agreement reduced Total Portfolio Operating Expenses for the period ended December 31, 2011. As noted in the applicable footnote, each such agreement is in place until at least April 30, 2013.

6)

Please include a line item which shows the cost of selling securities short in the Fees and Expenses Table of any Portfolio for which such costs will be significant. For purposes of this comment, please note that the Staff considers 0.05% to be significant.

Response: For the period ended December 31, 2011, no Portfolio experienced costs in excess of 0.05% in connection with selling securities short. Accordingly, the Registrant has not made any changes in response to this comment.

7)

For each Portfolio that included a footnote to the Fees and Expenses Table indicating that Total Annual Portfolio Operating Expenses have been restated, please explain supplementally why such expenses have been restated.

Response: A special meeting of shareholders (the “Shareholder Meeting”) of the Registrant will be held on April 17, 2012. At the Shareholder Meeting, the shareholders will asked to consider and approve a number of proposals, as described in detail in the definitive proxy materials that were filed by the Registrant with the SEC on March 9, 2012. Among the proposals to be considered at the Shareholder Meeting is the amendment and restatement of the existing investment advisory agreements (the “Current Agreements”) between the Registrant on behalf of the Portfolios, and the investment adviser to the Registrant (the “Adviser”), into a single amended advisory agreement (the “Amended Agreement”). The Amended Agreement would (i) combine the terms of the Current Agreements into a single agreement covering all Portfolios, (ii) add a specific list of administrative functions to be provided or procured by the Adviser, (iii) modify the existing expense structure of the Registrant by shifting the responsibility to pay for certain of the Portfolio’s administrative and operating expenses not already assumed by the Portfolios from the Adviser to the Portfolios, and (iv) make certain other non-material changes. It is anticipated that, if approved by the shareholders, the Amended Agreement will cause an increase in administrative and operating expenses of the Portfolios that would materially affect the information disclosed under “Annual Portfolio Operating Expenses” in each Portfolio’s Fees and Expenses Table if such amounts were based on amounts incurred during the Registrant’s most recently completed fiscal year. Accordingly, pursuant to instructions 3(d)(ii) and (iii) to Item 3 of Form N-1A, the expense information under “Annual Portfolio Operating Expenses” will be restated as if the fee structure under the Amended Agreement had been in effect during the previous fiscal year and the required footnote will be added to inform the reader that the table has been restated to reflect the current fees, all provided that the Amended Agreement is approved by shareholders at the Shareholder Meeting.

8)

The Staff notes that in the “PRINCIPAL RISKS” section of the Summary Prospectus/Portfolio Summary for many Portfolios, the Registrant has revised the description for “Derivatives Risk” by, among other things, deleting a sentence regarding the risk of leverage. Please explain supplementally why such disclosure was deleted or revise the disclosure accordingly.

Response: In connection with the Registration Statement update, the Registrant reviewed the disclosure relating to each Portfolio’s use of derivative instruments, and made certain updates in an ongoing effort to more closely tailor such disclosure so that it describes the actual derivative instruments that the Portfolios intend to use to achieve their respective investment objective as well as the associated risks. However, in response to the Staff’s comment, the Registrant has revised each description of “Derivatives Risk” to include a sentence relating to the risk of leverage to the extent the description did not already contain such disclosure. The Registrant notes that this revision was not made in cases where the “PRINCIPAL RISKS” section of the Summary Prospectus/Portfolio Summary for the Portfolio contained a stand-alone description for “Leverage Risk.”

9)

For each Portfolio that includes the performance of both a broad-based index and an additional comparative index in the Performance Table, please include in the narrative explanation preceding the Bar Chart and the Performance Table the language required by Instruction 2(b) to Item 4 of Form N-1A.

Response: In response to the Staff’s comment, the Registrant has revised the narrative explanation preceding the Bar Chart and the Performance Table for each Portfolio that includes an index or peer group average composite, or both, as applicable, in addition to its broad-based index, to include a brief description of the additional index or peer group average composite, or both, as applicable, as required by Instruction 2(b) to Item 4 of Form N-1A. For consistency purposes, a corresponding change was made to the Money Market Portfolio’s performance narrative paragraph describing its primary benchmark.

10)

Please be advised that if the Registrant intends to distribute a Summary Prospectus to satisfy its mutual fund prospectus delivery obligations under Section 5(b)(2) of the Securities Act as permitted by Rule 498 adopted thereunder, the information required by Items 6-8 of Form N-1A must follow the information required by Item 5 in each Summary Prospectus.

Response: The Registrant is aware that if the Registrant intends to distribute a Summary Prospectus, the information required by Items 6-8 of Form N-1A must follow the information required by Item 5 in each Summary Prospectus. The Registrant notes that it omits as inapplicable the information required by Item 6 of Form N-1A as permitted by General Instruction C(3)(d)(i) of Form N-1A.

C.	Portfolio Specific Comments

The following comments relate to the specific Summary Prospectus/Portfolio Summary for the Portfolio(s) indicated.

11)

Growth Stock Portfolio. Please disclose in the “PRINCIPAL INVESTMENT STRATEGIES” section of the Summary Prospectus/Portfolio Summary the 80% investment policy that relates to the Portfolio’s investments in stocks or explain supplementally why such disclosure is not necessary under Rule 35d-1 under the 1940 Act.

Response: In response to the Staff’s comment, the Registrant has revised the first sentence of the Portfolio’s “PRINCIPAL INVESTMENT STRATEGIES” section of the Summary Prospectus/Portfolio Summary to read as follows:

“Normally, the Portfolio invests at least 80% of net assets (plus any borrowings for investment purposes) in equity securities of well established, medium and large capitalization companies.”

12)

Growth Stock Portfolio; Small Cap Growth Stock Portfolio; Long-Term U.S. Government Portfolio. In the Fees and Expenses Tables for each of the foregoing Portfolios, the Staff was unable to locate the line item relating to Acquired Fund Fees and Expenses that was referenced in a footnote to each such Table. Please revise the Tables as necessary or advise the Staff why revisions are not necessary.

Response: As noted in the Registrant’s response to comment #5, above, at the time the Registrant filed Post-Effective Amendment No. 45 to the Registrant’s Registration Statement, it did not yet have available final financial information for the Fees and Expenses Tables. The Fees and Expenses Tables have been updated in connection with this Post-Effective Amendment No. 46 to include final financial information, and in connection herewith, the Registrant has reflected each Portfolio’s Acquired Fund Fees and Expenses (where applicable), in each Portfolio’s Fees and Expenses Table, either as a separate line item or as part of the Portfolio’s “Other Expenses,” in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

13)

Research International Core Portfolio. Please consider expanding the “PRINCIPAL RISKS” section of the Summary Prospectus/Portfolio Summary to specifically discuss the risks of investing in structured securities and floating rate instruments.

Response: Upon further review, the Registrant has concluded that investing in structured notes and floating rate instruments are not principal investment strategies for the Portfolio. Accordingly, the Registrant has deleted references to such instruments in the “PRINCIPAL INVESTMENT STRATEGIES” section of the Portfolio’s Summary Prospectus/Portfolio Summary and notes that in light of such deletion, it has not included a discussion of the risks of investing in such instruments in the “PRINCIPAL RISKS” section of the Portfolio’s Summary Prospectus/Portfolio Summary.

14)	Money Market Portfolio. The following comments and responses relate to the Money Market Portfolio.

	a.	Please disclose in the “PRINCIPAL INVESTMENT STRATEGIES” section of the Portfolio’s Summary Prospectus/Portfolio Summary whether the Portfolio attempts to maintain a $1.00 NAV.

Response: In response to the Staff’s comment, the Registrant has added the following sentence at the end of the first paragraph in the “PRINCIPAL INVESTMENT STRATEGIES” section of the Portfolio’s Summary Prospectus/Portfolio Summary:

“The Portfolio seeks to maintain a net asset value of $1.00 per share.”

	b.	Please move the italicized disclosure language mandated by Item 4(b)(1)(ii) and (iii) to the “PRINCIPAL RISKS” section of the Portfolio’s Summary Prospectus/Portfolio Summary.

Response: In response to the Staff’s comment, the Registrant has move the referenced disclosure from the end of the “PRINCIPAL INVESTMENT STRATEGIES” section to the end of the “PRINCIPAL RISKS” section of the Portfolio’s Summary Prospectus/Portfolio Summary.

c.

Please remove the information relating to the Portfolio’s compound effective yield that is currently included in a footnote to the Performance Table, as this disclosure is neither required nor permitted by Form N-1A.

Response: In response to the Staff’s comment, the Registrant has removed the phrase “and was equivalent to a compound effective yield of %” from the footnote to the Portfolio’s Performance Table.

15)

Long-Term U.S. Government Bond Portfolio. The Staff notes that the Portfolio appears to have changed one of the indices included in the Performance Table. Please explain the reason(s) for the selection of a different index and provide information for both the old and the new index in the Performance Table as required by Instruction 2(c) to Item 4(b) of Form N-1A.

Response: It is the Registrant’s understanding that it is accepted industry practice to apply the requirement articulated in Instruction 2(c) to Item 4(b) of Form N-1A only to a change in a fund’s primary benchmark index. The Registrant is unaware of any SEC guidance indicating that Instruction 2(c) applies to supplemental benchmarks, which are not required to be included in a fund’s Performance Table and could be removed without notice. Based on the Registrant’s reading of Items 4 and 27 to Form N-1A, and in the absence of any published SEC guidance to the contrary, the Registrant respectfully declines to make changes in response to the Staff’s comment.

16)	Inflation Protection Portfolio. The following comments and responses relate to the Inflation Protection Portfolio.

	a.	Please clarify in the “PRINCIPAL INVESTMENT STRATEGIES” section of the Portfolio’s Summary Prospectus/Portfolio Summary how the Portfolio measures inflation.

Response: The Registrant has revised the second sentence of the first paragraph of the “PRINCIPAL INVESTMENT STRATEGIES” section of the Portfolio’s Summary Prospectus/Portfolio Summary as follows (italicized language added in response to the Staff’s comment):

“To help protect against U.S. inflation (as measured by the change in the Consumer Price Index over time), under normal conditions, the Portfolio will invest over 50% of its net assets (plus any borrowings for investment purposes) in inflation-indexed debt securities.”

b.

The Staff notes that the Portfolio appears to have changed one of the indices included in the Performance Table. Please explain the reason(s) for the selection of a different index and provide information for both the old and the new index in the Performance Table as required by Instruction 2(c) to Item 4(b) of Form N-1A.

Response: Please refer to the Registrant’s response to comment #15, above.

17)

Multi-Sector Bond Portfolio. The Staff notes that the Portfolio appears to have changed one of the indices included in the Performance Table. Please explain the reason(s) for the selection of a different index and provide information for both the old and the new index in the Performance Table as required by Instruction 2(c) to Item 4(b) of Form N-1A.

Response: Please refer to the Registrant’s response to comment #15, above.

D.	Comment Relating to Item 10 of Form N-1A

The following comment and response relates to the section of the Registrant’s Statutory Prospectus titled, “THE INVESTMENT ADVISER AND SUB-ADVISERS,” provided in response to Item 10 of Form N-1A.

18)

Please ensure that expense limitation agreements referenced in the “Expense Limitation Agreements” paragraph of the Statutory Prospectus under the “Advisory Fees” sub-section of the main section titled “THE INVESTMENT ADVISER AND SUB-ADVISERS” are referenced in the Fees and Expenses Tables for the various Portfolios, where appropriate.

Response: As noted in the Registrant’s response to comment #5, above, at the time the Registrant filed Post-Effective Amendment No. 45 to the Registrant’s Registration Statement, it did not yet have available final financial information for the Fees and Expenses Tables. The Fees and Expenses Tables have been updated in connection with this Post-Effective Amendment No. 46 to reflect those expense limitation agreements that are permitted to be reflected pursuant to Form N-1A.

E.	Comment Relating to Statement of Additional Information (27-Portfolio Version)

19)	The Staff notes that portfolio manager compensation is discussed in Appendix D of the Registrant’s Statement of Additional Information. Where the discussion indicates that a portion of such compensation is based on performance, please identify the benchmark used to measure performance in accordance with Item 20(b) of Form N-1A.

Response: The Registrant has reviewed the disclosure relating to portfolio manager compensation contained in Appendix D of the Registrant’s Statement of Additional Information and will, in connection with Post-Effective Amendment No. 46 to the Registration Statement, revise such disclosure to include benchmark information, if applicable, in accordance with Item 20(b) of Form N-1A.

F.	Comments Relating to Prospectus for Commodities Return Strategy Portfolio

20)

It is the Staff’s position that the Commodities Return Strategy Portfolio’s wholly owned Cayman Islands subsidiary (“Subsidiary”) must sign the Registrant’s Registration Statement. Please revise the Registration Statement accordingly.

Response: The Registrant continues to believe that the Subsidiary is not legally required to execute the Registrant’s Registration Statement. As noted in the Registrant’s response to a similar Staff comment to Post-Effective Amendment No. 40, the Subsidiary was organized solely for the purpose of providing the Portfolio a non-exclusive means by which the Portfolio may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) revenue rulings, which have limited the ability of funds, with strategies similar to the Portfolio, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.[1]

The Registrant believes that the Subsidiary is not a co-issuer of the Portfolio’s securities and is therefore not required to sign the Portfolio’s Registration Statement. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of the Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as “co-issuer” of the master

[1]

The Registrant notes that the Portfolio may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.[2]

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Portfolio’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Portfolio’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Portfolio’s assets are typically invested outside the Subsidiary. Under currently applicable regulatory restrictions, no more than twenty-five percent of the Portfolio’s assets will be invested in the Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Portfolio.[3] In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the Registration Statement.

Although the Subsidiary is not required to sign the Registration Statement, the Registrant believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Portfolio investors. First, the Subsidiary is not able to engage in any activity that would cause the Portfolio to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, take place in the U.S. The Subsidiary’s books and records are maintained in the U.S., together with the Portfolio’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder.

21)

Please reflect the aggregate expenses of the Portfolio and the Subsidiary in the Fees and Expenses Table and indicate in a footnote to the Table that the numbers in the Table reflect the aggregate expenses of the Portfolio and the Subsidiary, in accordance with Instruction 1(d)(i) to Item 3 of Form N-1A.

[2]

See Letter from Richard Breeden to the Hon. John Dingell (Apr. 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (Apr. 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[3]

See, e.g., FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987) (staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Response: Instruction 3(f)(1) to Item 3 of Form N-1A provides that if a fund, except a feeder fund in a master-feeder structure, invests in shares of one or more acquired funds (i.e., registered investment companies or companies that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act) it should include the expenses of the acquired funds in the expense table under a line item titled “Acquired Fund Fees and Expenses.” Per Instruction 1(d)(i) to Item 3, a feeder fund is required to reflect in the expense table the aggregate expenses of the feeder fund and the master fund in which it invests and include a footnote indicating that the table reflects the expenses of both the feeder and master funds.

As discussed above in the response to comment #20, the Registrant believes that the Portfolio’s investment in the Subsidiary is unlike the investment of a feeder fund in a master fund. Accordingly, the Registrant believes that inclusion of an “Acquired Fund Fees and Expenses” line item in the expense table in accordance with the Form N-1A requirements relating to funds that invest in one or more acquired funds better reflects the Portfolio’s structure than inclusion of an expense table based on a master-feeder fund structure. For these reasons, the Registrant respectfully declines to make the proposed change.

22)

The Staff notes that, for purposes of Item 27 of Form N-1A, the Dow Jones-UBS Commodity Index Total ReturnSM (“DJ-UBS Index”) would not be considered a broad-based index for purposes of performance comparison in the Portfolio’s Performance Table. The Staff notes, however, that the Registrant may include the DJ-UBS Index as a secondary comparative index in the Performance Table.

Response: The Registrant notes the Staff’s comment. Because the Portfolio does not have performance for a full calendar year as required by Item 4(b)(2)(iii) of Form N-1A, no Performance Table for the Portfolio will be included in Post-Effective Amendment #46. However, because the Registrant had included a reference to the DJ-UBS Index for informational purposes in the “PERFORMANCE” section of the Portfolio’s Summary Prospectus/Portfolio Summary, it has removed the following sentence from such section in response to the Staff’s comment:

“The Portfolio’s primary benchmark against which it measures performance is the DJ-UBS Index.”

G.	Comment Relating to Part C of the Registration Statement

23)

The Staff notes that if the Registrant wants to request an accelerated effective date for its Registration Statement under Rule 485(a)(3), then it will need to include at Item 30 in its Part C the indemnification required by Rule 484 of the Securities Act.

Response: The Registrant is aware that if the Registrant wants to request an accelerated effective date for its Registration Statement under Rule 485(a)(3), then it will need to include at Item 30 in its Part C the indemnification required by Rule 484 of the Securities Act. As noted in response to the Staff’s comment #3, above, if any matters to be voted on at the Shareholder Meeting are not approved, the Registrant will make conforming changes to the Registrant’s Registration Statement under SEC Rule 485(a), and make a request for accelerated effectiveness under Rule 485(a)(3). In such event, the Registrant will include at Item 30 in Part C the indemnification required by Rule 484 of the Securities Act.

The Registrant will include the Tandy representations requested by the Staff in connection with Post-Effective Amendment No. 46.

We are hopeful that the changes discussed in this correspondence adequately address the comments provided by the Staff. The Registrant is open to further discussion with the Staff on the matters discussed herein.

Please call the undersigned, at (414) 665-6137, or, during the week of April 9-13, 2012, Michael J. Conmey, at (414) 665-3487, with any questions or comments about this correspondence.

Very truly yours,

/s/ LESLI H. MCLINDEN

Lesli H. McLinden

Assistant General Counsel

Northwestern Mutual

Comment 8

The following paragraph from the Growth Stock Portfolio is representative of the addition of a sentence regarding leverage risk to the Derivatives Risk disclosure for each of the following Portfolios: Growth Stock, Large Cap Core Stock, Index 500 Stock, Large Company Value, Mid Cap Growth Stock, Index 400 Stock, Mid Cap Value, Small Cap Growth Stock, Index 600 Stock, Short-Term Bond, Select Bond, Inflation Protection, Balanced and Asset Allocation Portfolios.

▪ Derivatives Risk – The value of a derivative generally depends upon, or is derived from, an underlying asset, reference rate or index. The primary risks associated with the Portfolio’s use of derivatives are the risk that changes in the value of the derivatives may not correlate as intended with the underlying asset, rate or index and the risk of adverse price movements in the market. Certain derivatives involve leverage, which could cause the Portfolio to lose more than the principal amount invested. Other risks include management, interest rate, and liquidity risks, and the risk of missed opportunities in other investments.

Comment 9

The following paragraph is representative of the revised explanation of the broad-based and additional comparative indexes found in the narrative to the Performance Table for the Growth Stock, Focused Appreciation, Large Cap Core Stock, Large Cap Blend, Index 500 Stock, Large Company Value, Domestic Equity, Equity Income, Mid Cap Growth Stock, Index 400 Stock, Mid Cap Value, Small Cap Growth Stock, Index 600 Stock, Small Cap Value, Emerging Markets Equity, Short-Term Bond, Select Bond, Long-Term U.S. Government Bond, Inflation Protection, and High Yield Bond Portfolios.

The following bar chart illustrates the risks of investing in the Portfolio by showing how the performance of the Portfolio has varied from year to year. The table to the right of the bar chart shows the Portfolio’s average annual total return over certain time periods and compares the Portfolio’s returns with those of a broad measure of market performance as well as with the average returns of a peer group of portfolios underlying variable insurance products with similar characteristics to those of the Portfolio. Returns are based on past results and are not an indication of future performance. Neither the bar chart nor the table reflects the fees and expenses separately charged by the variable annuity contract or variable life insurance policy separate account that invests in the Portfolio and returns would be lower if those fees and expenses were reflected.

The following paragraph is representative of the revised explanation of the broad-based and additional comparative indexes found in the narrative to the Performance Table for the International Growth, Research International Core, International Equity, Balanced and Asset Allocation Portfolios.

The following bar chart illustrates the risks of investing in the Portfolio by showing how the performance of the Portfolio has varied from year to year. The table to the right of the bar chart shows the Portfolio’s average annual total return over certain time periods and compares the Portfolio’s returns with those of a broad measure of market performance, the returns of an additional index of securities with characteristics similar to those that the Portfolio typically holds, and the average returns of a peer group of portfolios underlying variable insurance products with similar characteristics to those of the Portfolio. Returns are based on past results and are not an indication of future performance. Neither the bar chart nor the table reflects the fees and expenses separately charged by the variable annuity contract or variable life insurance policy separate account that invests in the Portfolio and returns would be lower if those fees and expenses were reflected.

The following paragraph represents the revised explanation of the broad-based and additional comparative indexes found in the narrative to the Performance Table for the Multi-Sector Bond Portfolio.

The following bar chart illustrates the risks of investing in the Portfolio by showing how the performance of the Portfolio has varied from year to year. The table to the right of the bar chart shows the Portfolio’s average annual total return over certain time periods and compares the Portfolio’s returns with those of a broad measure of market performance, the returns of an equally weighted blend of certain indices of securities with characteristics similar to those that the Portfolio typically holds, and the average returns of a peer group of portfolios underlying variable insurance products with similar characteristics to those of the Portfolio. Returns are based on past results and are not an indication of future performance. Neither the bar chart nor the table reflects the fees and expenses separately charged by the variable annuity contract or variable life insurance policy separate account that invests in the Portfolio and returns would be lower if those fees and expenses were reflected.

The following paragraph represents the revised explanation of the comparative index found in the narrative to the Performance Table for the Money Market Portfolio.

The following bar chart illustrates the risks of investing in the Portfolio by showing how the performance of the Portfolio has varied from year to year. The table to the right of the bar chart shows the Portfolio’s average annual total return over certain time periods and compares the Portfolio’s returns with the average returns of a peer group of money market portfolios underlying variable insurance products with similar characteristics to those of the Portfolio. Returns are based on past results and are not an indication of future performance. Neither the bar chart nor the table reflects the fees and expenses separately charged by the variable annuity contract or variable life insurance policy separate account that invests in the Portfolio and returns would be lower if those fees and expenses were reflected.

Comment 11

Normally, the Portfolio invests at least 80% of net assets (plus any borrowings for investment purposes) in the equity securities of well established, medium and large capitalization companies. Stocks are selected for their above average earnings growth potential, with an emphasis on companies that have strong financial characteristics. For this purpose, medium capitalization companies are those with a market capitalization between the 25th and 75th percentile companies in the Russell MidCap® Index and larger capitalization companies are those with a market capitalization above that range. As of December 31, 2011, the 25th and 75th percentile companies in the Russell MidCap® Index had market capitalizations of $6.88 billion and $2.60 billion, respectively.

Comment 13

The fourth paragraph under the “PRINCIPAL INVESTMENT STRATEGIES” section of the Summary Prospectus/Portfolio Summary has been revised to read as set forth below.

The adviser may use derivatives, including futures, forward contracts, options and swaps primarily to increase or decrease exposure to a particular market, segment of the market or security, and for other permissible purposes.

Comment 14

The Portfolio primarily invests in the following types of securities: obligations of the U.S. Government (including its agencies and instrumentalities); short-term corporate debt securities of domestic and foreign corporations; obligations of domestic and foreign commercial banks, savings banks, and savings and loan associations; commercial paper; and repurchase agreements. The Portfolio may invest more than 25% of its total assets in domestic or dollar-denominated foreign bank obligations. The Portfolio’s investments will comply with applicable rules governing the quality, maturity, liquidity and diversification of securities held by money market funds. The Portfolio seeks to maintain a net asset value of $1.00 per share.

The Portfolio attempts to maximize its return by trading to take advantage of changing money market conditions and trends. The Portfolio will also trade to take advantage of what are believed to be disparities in yield relationships between different money market instruments. This procedure may increase or decrease the Portfolio’s yield depending upon management’s ability to correctly time and execute such transactions.

Because the Portfolio intends to purchase only securities that mature in 397 days or fewer from the date of purchase, the level of purchases will be relatively high. However, as transaction costs on Portfolio investments are generally not substantial, the high level of purchases is not expected to adversely affect the Portfolio’s net asset value or net income.

PRINCIPAL RISKS

The main risks of investing in the Portfolio are identified below.

▪ Concentration Risk – Because the Portfolio will invest a significant portion of its assets in securities of companies in the banking industry, developments affecting the banking industry will have a disproportionate impact on the Portfolio. These risks generally include interest rate risk, credit risk and risks associated with regulatory changes in the banking industry. The profitability of banks depends largely on the availability and cost of funds, which can change depending on economic conditions.

▪ Credit Risk – The Portfolio could lose money if the issuer or guarantor of a fixed income security or the counterparty to a repurchase agreement is unwilling or unable to meet its financial obligations.

▪ Foreign Investing Risk – Investing in securities or obligations of foreign corporations and banks are subject to the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on payment of principal and interest.

▪ Government Securities Risk – Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the Portfolio does not apply to the market value of such security or to shares of the Portfolio itself.

▪ Interest Rate Risk – Prices of fixed income instruments generally rise and fall in response to changes in market interest rates. In a rising interest rate environment, the value of the Portfolio’s fixed income investments is likely to decline. A low interest rate environment poses additional risks to the Portfolio. Low yields on the Portfolio’s holdings may have an adverse impact on the Portfolio’s ability to provide a positive yield to its shareholders, pay expenses out of Portfolio assets or, at times, maintain a stable $1.00 share price.

▪ Liquidity Risk – Particular investments may be difficult to purchase or sell at an advantageous time or price, if at all. These risks may be magnified during periods of economic turmoil or in an extended economic downturn. The liquidity requirements applicable to money market funds are designed to help mitigate the potential impact of these risks.

▪ Market Risk – The risk that the market price of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

▪ U.S. Treasury Securities Risk – A security back by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate.

An investment in the Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

PERFORMANCE

The following bar chart illustrates the risks of investing in the Portfolio by showing how the performance of the Portfolio has varied from year to year. The table to the right of the bar chart shows the Portfolio’s average annual total return over certain time periods and compares the Portfolio’s returns with the average returns of a peer group of money market portfolios underlying variable insurance products with similar characteristics to those of the Portfolio. Returns are based on past results and are not an indication of future performance. Neither the bar chart nor the table reflects the fees and expenses separately charged by the variable annuity contract or variable life insurance policy separate account that invests in the Portfolio and returns would be lower if those fees and expenses were reflected.

Best Qtr: 4th –‘07  1.37%    Worst Qtr: 1st –‘10  0.06%

Average Annual Total Return (for periods ended December 31, 2011)

1 Yr	5 Yrs	10 Yrs
Money Market Portfolio

%	%	%

Lipper® Variable Insurance Products (VIP) Money Market Instrument Funds Average

%	%	%

For the seven-day period ended March 31, 2012, the Money Market Portfolio’s yield was     %.

Comment 16

The Portfolio invests substantially all of its assets in investment grade debt securities. To help protect against U.S. inflation (as measured by the change in the Consumer Price Index over time), under normal conditions, the Portfolio will invest over 50% of its net assets (plus any borrowings for investment purposes) in inflation-indexed debt securities. These securities include inflation-indexed U.S. Treasury Securities, inflation-indexed securities issued by U.S. government agencies and instrumentalities other than the U.S. Treasury, and inflation-indexed securities issued by other entities such as domestic and foreign corporations and governments. Inflation-indexed securities are designed to protect the future purchasing power of the money invested in them. The Portfolio also may invest in fixed income securities that are not linked to inflation, including mortgage- and asset-backed securities. The Portfolio invests primarily in investment grade securities, but may invest up to 10% of its total assets in high yield securities (so called “junk bonds”).

Comment 22

Performance information for the Portfolio has not been presented because, as of the date of this Prospectus, the Portfolio has not been in operation for a full calendar year. The Portfolio’s inception date was April 29, 2011.